MM

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2015
WASH., D.C.
201

SECURIT 15049668 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40605

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAFFERTY CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 FRANKLIN AVENUE
(No. and Street)

GARDEN CITY, NY 11530
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN P. SPRAGUE (646) 572 - 3444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BECHER, DELLA TORRE, GITTO & COMPANY
(Name – *if individual, state last, first, middle name*)

76 NORTH WALNUT STREET, RIDGEWOOD, NJ 07450
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/17

OATH OR AFFIRMATION

I, STEPHEN P. SPRAGUE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RAFFERTY CAPITAL MARKETS, LLC, as of DECEMBER 31, 20 1[illegible], are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

CFO

Title

Notary Public

MICHELLE DIAZ
Notary Public - State of New York
NO. 01DI6289486
Qualified in Bronx County
My Commission Expires Sep 30, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rafferty Capital Markets, LLC

Financial Statements

December 31, 2014

Rafferty Capital Markets, LLC
Index to the Financial Statements
December 31, 2014

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
Rafferty Capital Markets, LLC:

We have audited the accompanying financial statements of Rafferty Capital Markets, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company
Ridgewood, New Jersey
February 27, 2015

Rafferty Capital Markets, LLC
Statement of Financial Condition
As of December 31, 2014

Assets

Cash	$ 2,095,615
Receivables from and deposits with clearing organizations	1,454,341
Securities owned, at market	26,276,224
Prepaid expenses, accounts receivable (net of allowance of $0), and other assets	1,318,729
Total assets	$ 31,144,909

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued expenses	$ 2,206,482
Payable to clearing organizations	6,769,385
Loans payable to related party	137,659
Total liabilities	9,113,526
Member's equity	22,031,383
Total liabilities and member's equity	$ 31,144,909

The accompanying notes are an integral part of the financial statements.

Rafferty Capital Markets, LLC
Statement of Income
For the year ended December 31, 2014

Revenues	
Commission income	$ 15,896,960
Loss from market making	(264,114)
Trading gains, net	1,137,522
Fee income	539,000
Interest and dividends	1,152,407
Total revenues	18,461,775
Expenses	
Employee compensation and benefits	12,523,100
Data processing costs	1,635,939
Clearing and execution expenses	1,777,951
Communications	962,911
Occupancy	638,356
Regulatory fees	325,261
Other expenses	1,285,581
Total expenses	19,149,099
Net loss	$ (687,324)

The accompanying notes are an integral part of the financial statements.

Rafferty Capital Markets, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2014

Beginning member's equity	$ 28,718,707
Net loss	(687,324)
Member distributions	(6,000,000)
Ending member's equity	$ 22,031,383

The accompanying notes are an integral part of the financial statements.

Rafferty Capital Markets, LLC
Statement of Cash Flows
For the year ended December 31, 2014

Cash flows from operating activities		
Net loss	$	(687,324)
Adjustments to reconcile net loss to net cash provided by operating activities		
Loans payable and loans receivable from related party, net		(194,412)
Receivables from and deposits with clearing organizations		438,885
Marketable securities, net		1,849,035
Prepaid expenses, accounts receivable, and other assets, net		1,532,576
Accounts payable and accrued expenses		(1,152,816)
Payable to clearing organizations		1,070,918
Total adjustments		3,544,186
Net cash provided by operating activities		2,856,862
Cash flows from investing activities		-
Cash flows from financing activities		
Distributions to member		(6,000,000)
Net cash used by financing activities		(6,000,000)
Net decrease in cash		(3,143,138)
Cash, beginning of year		5,238,753
Cash, end of year	$	2,095,615

Supplemental disclosures of cash flows information:

Cash paid during the year for:		
Interest	$	-
Income taxes		-

The accompanying notes are an integral part of the financial statements.

Rafferty Capital Markets, LLC
Notes to Financial Statements
December 31, 2014

Note 1 – Organization and Nature of Business

Rafferty Capital Markets, LLC (the "Company") was formed as a New York Limited Liability Company on October 16, 2000. The Company is a wholly owned subsidiary of Rafferty Holdings LLC (the "Parent Company"). The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. The Company also provides mutual fund distribution and underwriting services in fifty states, and is a member of the FundServ System of the National Securities Clearing Corp.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual events and results could differ from those estimates.

Securities Transactions

Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturity of three months or less to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments. The Company maintains its cash in accounts that at times may exceed federally insured limits.

Allowance for Doubtful Accounts

The Company provides for estimated losses on accounts receivable, using the allowance method, based on prior bad debt experience and a review of existing receivables. The Company has evaluated its accounts receivable at December 31, 2014 and has written off all accounts deemed to be uncollectible. Accordingly, there is no allowance for doubtful accounts at December 31, 2014.

Note 2 – Summary of Significant Accounting Policies (continued)

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 3 – Securities Owned, at Market

Marketable securities owned are considered trading securities by management. At December 31, 2014, marketable securities consisted of equity securities in the amount of $20,539,876 and fixed income securities in the amount of $5,736,348.

Note 4 – Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

Note 4 – Fair Value (continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Corporate Bonds. The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in level 3 of the fair value hierarchy.

Asset-Backed Securities (ABS). ABS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. Market standard models, such as Intex, Trepp, or others, may be deployed to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, default and prepayment rates for each asset category.

Note 4 – Fair Value (continued)

ABS are generally categorized in level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then ABS are categorized in level 3 of the fair value hierarchy.

State and Municipal Securities. The fair value of state and municipal securities is determined using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds are generally categorized in level 2 of the fair value hierarchy.

Exchange–Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

Fair Value Measurements on a Recurring Basis
As of December 31, 2014

	Level 1	*Level 2*	*Level 3*	*Netting and Collateral*	*Total*
ASSETS					
Financial instruments owned:					
Corporate Bonds	$ -	$ 2,284,057	$ -	$ -	$ 2,284,057
Asset-Backed Securities	-	1,854,144	-	-	1,854,144
Municipal Bonds	-	1,598,147	-	-	1,598,147
Equity Securities:					
Common Stocks	17,841,001	-	-	-	17,841,001
Preferred Stocks	1,940,931	-	-	-	1,940,931
Mutual Funds and Exchange-Traded Funds	724,622	-	-	-	724,622
Other	-	-	33,322	-	33,322
TOTALS	$ 20,506,554	$ 5,736,348	$ 33,322	$ -	$ 26,276,224

There were no transfers between level 1 and level 2 during the year.

Note 5 – Transactions with Related Entities

Transactions with the Parent Company consisted of the following:

Loans payable to Parent Company, January 1, 2014	$ (332,071)
Costs paid by Company for the benefit of Parent Company	3,378,104
Costs paid by Parent Company for the benefit of the Company	(2,395,016)
Cash paid by the Company to Parent Company	7,482,000
Cash paid by Parent Company to the Company	(8,400,000)
Securities transferred by Company to Parent Company	129,324
Loans payable to Parent Company, December 31, 2014	$ (137,659)

Loans payable to the Parent Company do not bear interest and are payable on demand.

The Parent Company has an Investment Management Agreement with an affiliate of the Company that shares common ownership with the Company whereby the affiliate has been delegated full authority and discretion to buy, sell, or otherwise effect investment transactions involving securities held in the accounts of the Company pursuant to the Investment Management Agreement. Investment management fee expenses incurred by the Company under the Investment Management Agreement totaled $132,000 for the year ended December 31, 2014, $30,000 of which was payable to the affiliate as of December 31, 2014.

Note 6 – Income Taxes

As a limited liability company, the Company does not pay income taxes at the entity level. Accordingly, no provision for income taxes has been made in the accompanying financial statements. The Company's member includes the Company's taxable income in its income tax return.

Note 7 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $16,922,192, which was $16,014,692 in excess of its required net capital (the greater of 6 2/3% of aggregate indebtedness or $907,500, which is required as the Company is a market maker). The Company's aggregate indebtedness to net capital ratio as of December 31, 2014 was 0.1385 to 1.

Note 8 – Employee Benefit Plan

The Company has a qualified retirement savings plan covering eligible full-time employees.

Note 9 – Financial Transactions with Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other party to a securities transaction is unable to fulfill its contracted obligations and the Company has to purchase or sell financial instruments underlying the contract at a loss.

Note 10 – Commitments

Operating Leases

The Company rents office space under non-cancelable operating lease agreements expiring through 2015. Certain leases are subject to rental increases. The Company is also required to pay its pro-rata share of utilities, real estate taxes and other costs under certain leases.

As of December 31, 2014, minimum annual future rental payments under the operating leases, excluding utilities and other operating costs, are as follows:

2015	$12,404

Rent expense including utilities and other occupancy costs for the year ended December 31, 2014 was $638,356.

Note 11 - Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2014 consist of the following:

	Receivable	*Payable*
Payable to clearing broker	$ -	$ 6,769,385
Receivable from clearing organizations	730,539	-
Deposits with clearing organizations	723,802	-
	$ 1,454,341	$ 6,769,385

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Note 12 – Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 13 – Subsequent Events

The Company has evaluated subsequent events through February 27, 2015, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Schedule I

Rafferty Capital Markets, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

Total member's equity	$	22,031,383
Non-allowable assets		(1,318,729)
Net capital before haircuts on securities positions		20,712,654
Haircuts on securities (computed, where applicable, pursuant to rule 15c-3-1[f])		(3,790,462)
Net capital	$	16,922,192
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	2,206,482
Loans payable to related party		137,659
Total Aggregate Indebtedness	$	2,344,141
Computation of basic net capital requirement:		
6 2/3% of aggregate indebtedness	$	156,276
Minimum dollar net capital requirement:	$	907,500
Excess net capital (net capital less minimum dollar capital requirement)	$	16,014,692
Net capital less the greater of 10% of aggregate indebtedness or 120% of the statutory minimum net capital required	$	15,833,192
Ratio: Aggregate indebtedness to net capital		0.1385 to 1

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2014)

Net capital, as reported by Company (unaudited)	$	16,922,192
Adjustments:		-
Net capital (per above)	$	16,922,192

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.

RAFFERTY CAPITAL MARKETS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

December 31, 2014

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

See Report of Independent Registered Public Accounting Firm.

RAFFERTY CAPITAL MARKETS, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2014

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

See Report of Independent Registered Public Accounting Firm.

Schedule IV

Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, 17 C.F.R. § 240.17a-5 of the U.S. Securities and Exchange Commission ("SEC")

To the best of its knowledge and belief, Rafferty Capital Markets, LLC (the "Company") states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions in paragraph (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. - (the "identified exemption provisions"). The Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception.

Rafferty Capital Markets, LLC

I, STEPHEN P. SPRAGUE, affirm that, to the best of my knowledge and belief, this Exemption Report is complete and accurate.

By: [signature]

Title: CFO

Date: 2/23/15

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
Rafferty Capital Markets, LLC:

We have reviewed management's statements, included in the accompanying supplemental Schedule IV Exemption Report, in which (1) Rafferty Capital Markets, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company
Ridgewood, New Jersey
February 27, 2015

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

To the Member of Rafferty Capital Markets, LLC
1301 6th Avenue, 35th Floor
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Rafferty Capital Markets, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Rafferty Capital Markets, LLC's compliance with the applicable instructions of Form SIPC-7. Rafferty Capital Markets, LLC's management is responsible for Rafferty Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company
Ridgewood, NJ
February 27, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6*6*********410*******************ALL FOR AADC 100
040605 FINRA DEC
RAFFERTY CAPITAL MARKETS LLC
1301 AVENUE OF THE AMERICAS 35TH FL
NEW YORK NY 10019-6022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 40,454

B. Less payment made with SIPC-6 filed (**exclude interest**) (22,300)

7/25/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) _______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum _______

F. Total assessment balance and interest due (or overpayment carried forward) $ 18,154

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 18,154

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rafferty Capital Markets, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Asst to the CFO
(Title)

Dated the 23 day of February, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 18,461,772
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,777,951
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	501,965
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	2,279,916
2d. SIPC Net Operating Revenues	$ 16,181,856
2e. General Assessment @ .0025	$ 40,454

(to page 1, line 2.A.)